[Letterhead]

December 30, 2008

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Artio Global Investment Funds (the “Trust”)
File Nos. (33-47507) and (811-6652)
Post–Effective Amendment No. 48

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the Trust is Post-Effective Amendment No. 48 to the Trust’s current effective Registration Statement on Form N-1A. This filing contains the Prospectus and Statement of Additional Information for the eight series of the Trust and for Artio Global Equity Fund, Inc. The series of the Trust are: Artio International Equity Fund, Artio Global International Equity Fund II, Artio Total Return Bond Fund, Artio Global High Income Fund, Artio U.S. Microcap Fund, Artio U.S. Smallcap Fund, Artio U.S. Midcap Fund and Artio U.S. Multicap Fund (each a “Fund” and together the “Funds”).

This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney, is maintained at the offices of the Trust’s Administrator, State Street Bank and Trust Company.

This filing is made primarily to: (i) revise the non-fundamental investment restriction of each Fund to permit an increase in the Fund’s the ability to invest in over-the-counter warrants from 5% to 10% of net assets; (ii) revise the non-fundamental investment restriction of each Fund to permit an increase in the Fund’s ability to invest in calls purchased at cost from 2% to 5% of net assets; (iii) revise the non-fundamental investment restriction of each Fund to permit an increase in the Fund’s ability to invest in put options at cost from 2% to 5% of net assets; (iv) reflect a name change for the Funds that became effective on October 13, 2008; (v) enhance disclosure with respect to investment strategies, investment types and investment risk; (vi) disclose certain Board of Trustees and Committee Changes; (vii) reflect a name change for the benchmark for the Artio Total Return Bond Fund; and (viii) incorporate other non-material changes made to the Prospectus and Statement of Additional Information.

Pursuant to Rule 485(a), the Trust elects an effective date of February 28, 2009. We respectfully request your comments by February 12, 2009.

Please contact Jonathan Goldstein at 212-705-7525 in connection with any questions or comments regarding the filing.

Sincerely,

/s/	Steven R. Howard

Steven R. Howard